

June 16, 2010

Nicholas D. Gerber
United States Commodity Funds LLC
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

Re: **United States Commodity Index Funds Trust**
        Amendment No. 3 to Registration Statement on Form S-1
        Filed May 25, 2010
        File No. 333-164024

Dear Mr. Gerber:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 from our letter dated May 6, 2010. Please revise the prospectus to disclose that you have no intention of making investments that are not described in the prospectus and that any changes to your investment objectives will be reflected in an amended prospectus.

Prospectus Cover Page

2.   We note your response to our comment number 4 in your response letter dated April 8, 2010. We are, however, unable to locate the per unit price of units offered in creation baskets other than the initial creation baskets. Please revise the cover page to disclose the per unit price of units offered in creation baskets other than the initial creation baskets. We note disclosure on page 80 indicating that the price will be your then-current per share NAV.

What Are The Risk Factors Involved With An Investment in USCI?

Although the Units of USCI are limited liability investments, certain …, page 20

3.   You disclose that it is *unlikely* that a court in a state outside of Delaware would hold that, due to the absence of any statutory provision to the contrary in such jurisdiction, the Unitholders, although entitled under Delaware law to the same limitation on personal liability as stockholders in a private corporation for profit organized under the laws of the State of Delaware, are not so entitled in such state. Please remove this mitigating language from this risk factor.

Prior Performance of the Sponsor and Affiliates, page 35

4.   Please revise to provide prior performance information as of a more recent date or tell us why February 28, 2010 is the most recently available information.

Hypothetical Performance Results, page 73

5.   We note your response to our prior comment 6 and the revised disclosure on page 73 regarding the Annualized Sharpe Ratio. Please additionally disclose why it is important for the Annualized Sharpe Ratio to measure total return "adjusted by the volatility" of an index and what high and low annualized volatility percentages mean.

Fees to be Paid by USCI, page 78

6.   Please revise your disclosure regarding the advisory fee to be paid by the Sponsor to SummerHaven. Currently, it is difficult understand the components of this advisory fee and the total amount of the advisory fee to be paid to SummerHaven. Please also revise to define "USCF."

Tax Status of the Trust and USCI, page 98

7.   We note that the Trust and the Sponsor have represented to counsel that at least 90% of USCI's gross income for each taxable year will constitute "qualifying income" within the meaning of section 7704 of the Internal Revenue Code. This appears to be a legal conclusion that is integral to counsel's opinion regarding the tax treatment of the Trust as a partnership. Please revise to remove this representation or tell us why you believe it is appropriate.

Financial Statements and Notes

8.   We note your response to comment 9 and will continue to monitor this issue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James M. Cain, Esq.